NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Valued Shareholders:

Gildan Activewear Inc. (“Gildan” or the “Company”) will hold its Annual Meeting of Shareholders (the “Meeting”) via live audio webcast on Thursday, May 5, 2022 at 10:00 a.m. EDT. At that time, the shareholders of the Company will receive the Audited Consolidated Financial Statements of the Company for the fiscal year ended January 2, 2022, and take action on the following items of business:

-	Elect the eleven directors named in the Circular for the coming year;

-	Consider an advisory resolution on executive compensation (Say-on-Pay);

-	Appoint KPMG as the Company’s auditors for the coming year; and

-	Transact such other business as may properly come before the Meeting.

Due to the ongoing impact of the COVID-19 pandemic, the Meeting will once again be held virtually, via live audio webcast.

Shareholders of record at the close of business on March 8, 2022 will be eligible to receive notice and vote at the Meeting. We encourage you to participate at the Meeting, where Registered Shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on the business items listed above.

Please see the section entitled Voting and Proxy Information on page 1 of this document for detailed instructions on how to access shareholder materials and participate in the business of the Meeting. Shareholders who have any questions should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

We look forward to your participation in our virtual meeting on May 5, 2022.

Michelle E. Taylor

Vice President, General Counsel and Corporate Secretary

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR i